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                                                                    Exhibit 99.1
[LOGO]
BERMUDA STOCK EXCHANGE


                                                                   Media Release





For Immediate Release

Bank of Bermuda Announces Executive Officer Change

Hamilton, Bermuda: 11 June 2002 - The Bank of Bermuda Limited has today advised the Bermuda Stock Exchange (BSX) that Mr. Barry L. Shailer, Chief Compliance Officer, will be retiring from the Bank effective 30th June, 2002. The Bank is currently seeking a replacement for this position and during the interim period Mr. Bruce D. Woolley, General Counsel, will assume responsibility for the Bank's global compliance function.

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For more information on the Bermuda Stock Exchange (BSX), contact Joanne DeRoza at 1-441-292-7212 or jderoza@bsx.com. Information is also available at www.bsx.com on Bloomberg at BSX(GO), and on Reuters at THE BSX.

The BSX was founded in 1971 and is the world's leading fully electronic offshore securities market. The BSX lists equities, mutual funds and bonds, as well as depository receipts. The Exchange is recognized by the SEC as a "DOSM" (Designated Offshore Securities Market) and is a full member of the World Federation of Exchanges.